UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-42931

Grupo Aeroméxico, S.A.B. de C.V.

(Name of registrant)

Aeromexico Group

(Translation of registrant’s name into English)

Avenida Paseo de la Reforma 243, 25th Floor

Col. Renacimiento, Cuauhtémoc 06500

Mexico City

United Mexican States

+52 (55) 9132 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On February 16, 2026, Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) issued a press release titled “Aeroméxico Reports Unaudited Fourth Quarter & Full Year 2025 Results.” This press release includes the Company’s November 2025, December 2025 and January 2026 traffic reports. A copy of this press release is furnished with this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated February 16, 2026, titled “Aeroméxico Reports Unaudited Fourth Quarter & Full Year Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroméxico, S.A.B. de C.V.

Date: February 17, 2026	By:	/s/ Ernesto Gómez Pombo
	Name:	Ernesto Gómez Pombo
	Title:	General Counsel